Exhibit 99.8

Jinxing Ji, P.Eng.

JJ Metallurgical Services Inc.

7547 Lambeth Drive

Burnaby, BC V5E 4A5

Canada

CONSENT of QUALIFIED PERSON

Silvercorp Metals Inc. (the “Company”)

I, Jinxing Ji, consent to any extracts from, or a summary of the Preliminary Economic Assessment of the Condor gold project of the Company of December 22, 2025 (the “Technical Report”) in the news release of the Company dated December 22, 2025 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd day of December, 2025

“Jinxing Ji”

________________________

Jinxing Ji, P.Eng.